Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

October 10, 2024

U.S. Securities and Exchange Commission Division of Corporate Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549 Attention: Cheryl Brown and Liz Packebusch

Re:	Jet.AI Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 26, 2024
File No. 333-279385

Dear Ms. Brown and Ms. Packebusch:

This response letter (this “Response”) is submitted on behalf of Jet.AI Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Winston, dated October 9, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on September 26, 2024. The Company is concurrently submitting a fourth amendment to the Registration Statement (“Amendment No. 4”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 4.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 10, 2024

Amendment No. 3 to Registration Statement on Form S-1 filed September 26, 2024

The Selling Stockholder Transaction, page 5

1.	We note your response to prior comment one and your disclosure here that each share of Series B Preferred Stock converts into a number of shares of your Common Stock, subject to certain limitations, including a beneficial ownership limitation of 4.99% (calculated in accordance with the rules promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), which can be adjusted to a beneficial ownership limitation of 9.99% upon 61 days prior written notice by the Selling Stockholder. Please revise your disclosure to clearly state, if true, that the beneficial ownership limitation does not prevent the Selling Stockholder from selling some of its holdings and then receiving additional shares; and that, in this way, the Selling Stockholder could sell more than the beneficial ownership limitation while never holding more than this limit.

Response: In response the Staff’s comments, the Company has revised its disclosures on pages 5, 35, 46 and 100 of Amendment No. 4.

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Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 4. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.